SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hyperscale Data, Inc.

(Name of Subject Company (Issuer))

Hyperscale Data, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

09175M804

(CUSIP Number of Class of Securities)

Henry Nisser

President and General Counsel

Hyperscale Data, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

Telephone: (949) 444-5464

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Spencer G. Feldman, Esq.

Kenneth A. Schlesinger, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas, 15th Floor
New York, New York 10019
Tel: (212) 451-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Hyperscale Data, Inc., a Delaware corporation (the “Company”), to purchase for cash up to an aggregate of 23,809,523 shares of its Class A common stock, par value $0.001 per share, for an aggregate purchase price of up to $5 million, at a purchase price of $0.21 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2026 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION.

(a)	The name of the issuer is Hyperscale Data, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 11411 Southern Highlands Parkway, Suite 190 Las Vegas, Nevada 89141. The Company’s telephone number is (949) 444-5464.

(b)	The subject securities are shares of the Company’s Class A common stock. As of May 15, 2026, there were 461,457,281 shares of the Company’s Class A common stock outstanding. The information set forth under the heading “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)	The information about the trading market and price of the shares of the Company’s common stock set forth in the Offer to Purchase under Section 7 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The Company is the filing person. The Company’s business address and telephone number are set forth in Item 2(a) above. The names and business addresses of the directors and executive officers of the Company are as set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), and such information is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION.

(a)	The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Tender Offer”);

•	Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“Material U.S. Federal Income Tax Consequences”);

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”); and

•	Section 15 (“Fees and Expenses”).

(b)	The information regarding purchases from officers, directors and affiliates of the Company set forth in the “Introduction” to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) and (b)	The information regarding the purpose of the transaction set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.
(c)	The information about any plans or proposals set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”) is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	The information regarding the source of funds set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)	None.

(c)	The information regarding expenses set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(d)	None.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)	The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	FINANCIAL STATEMENTS.

(a) and (b)	Not applicable.

Item 11.	ADDITIONAL INFORMATION.

(a)(1)	The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 9 (“Certain Information Concerning the Company”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2)	The information set forth in the Offer to Purchase under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(a)(3)	The information set forth in the Offer to Purchase under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(a)(4)	The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 11 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) is incorporated herein by reference.
(a)(5)	To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending. The information set forth in the Offer to Purchase under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b)	Not applicable.
(c)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a) (1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 11 below is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated May 26, 2026.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release dated May 15, 2026 (incorporated herein by reference to the Company's Schedule TO-C filed on May 15, 2026).
(a)(5)(B)*	Press Release dated May 26, 2026.
(b)	Not Applicable.
(d)(1)	2021 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Form DEF 14A filed on July 6, 2021 as Appendix B thereto).
(d)(2)	Form of Class A Warrant, dated December 29, 2021 (incorporated by reference to the Current Report on Form 8-K filed on January 3, 2022 as Exhibit 4.2 thereto).
(d)(3)	2022 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Form DEF 14A filed on September 23, 2022 as Annex B thereto).
(d)(4)	Form of Class A Warrant, dated December 29, 2021 (incorporated by reference to the Current Report on Form 8-K filed on January 3, 2022 as Exhibit 4.2 thereto).
(d)(5)	Form of Share Exchange Agreement, entered into February 8, 2023 (incorporated by reference to the Current Report on Form 8-K filed on February 10, 2023 as Exhibit 10.1 thereto).
(d)(6)	Form of Warrant issued October 13, 2023 (incorporated by reference to the Current Report on Form 8-K filed on October 16, 2023 as Exhibit 4.2 thereto).
(d)(7)	Form of Warrant (incorporated by reference to the Current Report on Form 8-K filed on November 7, 2023 as Exhibit 10.2 thereto).
(d)(8)	Securities Purchase Agreement, dated as of December 21, 2024, by and between the Company and Ault & Company, Inc. (incorporated by reference to the Current Report on Form 8-K filed on December 23, 2024 as Exhibit 10.1 thereto).

Exhibit Number	Description
(d)(9)	Form of Warrant (incorporated by reference to the Current Report on Form 8-K filed on January 6, 2025 as Exhibit 10.2 thereto).
(d)(10)	Form of Convertible Promissory Note (incorporated by reference to the Current Report on Form 8-K filed on March 24, 2025 as Exhibit 4.1 thereto).
(d)(11)	Form of Note Purchase Agreement, dated December 2, 2025 (incorporated by reference to the Current Report on Form 8-K filed on December 2, 2025 as Exhibit 10.2 thereto).
(d)(12)	Form of Convertible Promissory Note, dated December 2, 2025 (incorporated by reference to the Current Report on Form 8-K filed on December 2, 2025 as Exhibit 4.1 thereto).
(d)(13)	2025 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Form DEF 14A filed on December 4, 2025 as Annex B thereto).
(d)(14)	Amended and Restated At-the-Market Issuance Sales Agreement, dated January 16, 2026, with Spartan Capital Securities, LLC and Wilson-Davis & Co., Inc. (incorporated by reference to the Current Report on Form 8-K filed on January 16, 2026 as Exhibit 10.1 thereto).
(d)(15)	At-the-Market Issuance Sales Agreement, dated February 13, 2026, with Spartan Capital Securities, LLC (incorporated by reference to the Current Report on Form 8-K filed on February 13, 2026 as Exhibit 10.1 thereto).
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

________________________

*	Filed herewith

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYPERSCALE DATA, INC.

Dated: May 26, 2026	By:	/s/ Henry Nisser
		Name:	Henry Nisser
		Title:	President and General Counsel